UNITED STATES
          SECURITIES AND EXCHANGE COMMISSION
               Washington, D.C. 20549
____________________________________________________________________


                     SCHEDULE 13G

      Under the Securities Exchange Act of 1934


                  PHARMACOPEIA, INC.

                   (Name of Issuer)

      Common Shares, Par Value $.0001 Per Share
           (Title of Class of Securities)
                     71713B104

                    (CUSIP Number)




                    June 12, 1998
(Date of Event Which Requires Filing of this Statement)



Check the appropriate box to designate the rule pursuant to which this Schedule is filed:



____ Rule 13d-1(b)
__X_ Rule 13d-1(c)
____ Rule 13d-1(d)





CUSIP No.:  71713B104

(1)  Name of Reporting Person or I.R.S. Identification No. of

     Above Person

     Corning Incorporated
     I.R.S. Identification No.:    16-0393470
______________________________________________________________
(2)  Check the Appropriate Box if a Member of a Group

     (a)  N/A
     (b)  N/A
______________________________________________________________
(3)  SEC Use Only_____________________________________________
______________________________________________________________
(4)  Citizenship or Place of Organization:  New York
______________________________________________________________
Number of (5)  Sole Voting Power:  2,875,081
Shares________________________________________________________
Benefi-   (6)  Shared Voting Power: - 0 -
cially
Owned by_____________________________________________________
Each      (7)  Sole Dispositive Power:
2,875,081
Reporting_____________________________________________________
Person    (8)  Shared Dispositive Power:  - 0 -
With__________________________________________________________
______________________________________________________________
(9)  Aggregate Amount Beneficially Owned by Each Reporting
     Person:  2,875,081
_______________________________________________________________
(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares____________________________________________________
(11) Percent of Class Represented by Amount in Row 9:  15.3%

_______________________________________________________________
(12) Type of Reporting Person:  CO






Item 1
     (a)  Name of Issuer:

          Pharmacopeia, Inc.

(b)  Address of Issuer's Principal Executive Offices:

     101 College Road East, Princeton, NJ  08540

Item 2

     (a)  Name of Person Filing:

          Corning Incorporated

     (b)  Address of Principal Business Office or, if none,
          Residence:

          One Riverfront Plaza, Corning, New York  14831

     (c)  Citizenship:

          New York

(d)  Title of Class of Securities:

          Common Stock

     (e)  CUSIP Number:  71713B104

Item 3    If this statement is filed pursuant to section
          240.13d-1(b) or 240.13d-2(b) or (c), check
          whether the person filing is a:

     (a) ___ Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).

     (b)  ___ Bank as defined in Section 3(a)(6) of the Act (15
              U.S.C. 78C).

     (c) ___ Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).

     (d) ___ Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C.
              80a-8).

     (e)  ___ An investment adviser in accordance with Section
              240.13d-1(b)(1)(ii)(E).

     (f) ___ An employee benefit plan or endowment fund in accordance with Section 240.13d1(b)(1)(ii)(F).

     (g) ___ A parent holding company or control person in accordance with Section 240.13d1(b)(1)(ii)(G).

     (h) ___ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C.
              1813).
     (i) ___ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).
     (j)  ___ Group, in accordance with Section 240.13d-
              1(b)(1)(ii)(J).

     If this statement is filed pursuant to Section 240.13d-
1(c), check this box.  __X__

Item 4    Ownership

     (a)  Amount beneficially owned:  2,875,081

     (b)  Percent of class:   15.3%

     (c)  Number of shares as to which the person has:

          (i)  Sole power to vote or to direct the vote:
               2,875,081

          (ii) Shared power to vote or to direct the vote:

          (iii)Sole power to dispose or to direct the
               disposition of:  2,875,081

          (iv) Shared power to dispose or to direct the disposition of:

Item 5    Ownership of Five Percent or Less of a Class

          N/A


Item 6    Ownership of More than Five Percent on Behalf of
          Another Person

          N/A

Item 7    Identification and Classification of the Subsidiary
          Which Acquired the Security Being Reported on by the
          Parent Holding Company

          N/A

Item 8    Identification and Classification of Members of the
          Group

          N/A

Item 9    Notice of Dissolution of Group

          N/A

Item 10   Certification

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                              SIGNATURE

    After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.
                              CORNING INCORPORATED


Date:  July 8, 1998           By:  /s/ A. John Peck, Jr.
                              Name:  A. John Peck, Jr.
                              Title: Vice President &
                                       Secretary